UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment #2)

ATLAS ENERGY GROUP, LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

04929Q102

(CUSIP Number)

Alan M. Stark, Esq.

114 Victory Drive

Jupiter FL 33477

973-998-1430

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04929Q102	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leon G. Cooperman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,428,176
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,428,176
	10.	SHARED DISPOSITIVE POWER 0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,428,176 Common Units. This includes 2,571,659 that may be acquired by Leon G. Cooperman upon conversion of 822,931 shares of the Issuer’s Series A Preferred Units (800,000 shares of which were acquired on February 27, 2015 and a total of 22,931 shares of which were issued monthly from May 8, 2015 through April 8, 2016 as paid-in kind distributions). This also includes 564,455 Common Units that may be acquired by the Foundation on April 27, 2016, under the Second Lien Credit Agreement in which the Foundation participated, by the exercise of a Warrant to purchase the Common Units for $.20 per Common Units subject to customary anti-dilution provisions.
.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN COMMON UNITS (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2% (Based upon 26,027,992 Common Units outstanding, as set forth in the Issuer’s Form 10-K , plus 822,931 shares of the Issuer’s Series A Preferred Units that are convertible into 2,571,659 Common Units, plus the Foundation’s Warrant that may be exercised into purchasing 564,455 Common Units).
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 04929Q102	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the common units (the “Common Units”), of ATLAS ENERGY GROUP, LLC (the “Issuer”).  The address of the principal executive office of the Issuer is Park Place Corporate Center One, 1000 Commerce Drive, Suite 400 Pittsburgh PA 15275.

Item 2.  Identity and Background.

(a) The name of the reporting person is Leon G. Cooperman (“Mr. Cooperman”).

(b) The address of Mr. Cooperman is 11431 W. Palmetto Park Road, Boca Raton, FL 33428.

(c) Mr. Cooperman is married to an individual named Toby Cooperman.  Mr. Cooperman has an adult son named Michael S. Cooperman. The Michael S. Cooperman WRA Trust (the “WRA Trust”), is an irrevocable trust for the benefit of Michael S. Cooperman. Mr. Cooperman has investment authority over the Michael S. Cooperman and the WRA Trust accounts.

Mr. Cooperman is one of the Trustees of The Leon and Toby Cooperman Foundation (the “Foundation”), a charitable trust dated December 16, 1981. The other Trustees are family members. The Cooperman Family Fund for a Jewish Future (“Family Fund”), a Type 1 charitable supporting foundation. Mr. Cooperman is one of the Trustees of the Family Fund.

(d) During the past five years Mr. Cooperman was not convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Cooperman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Cooperman is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

Mr. Cooperman acquired the Common Units through open market purchases and in privately negotiated transactions with the Issuer as noted herein. The source of funds for all purchases was working capital.

Item 4.  Purpose of Transaction.

Mr. Cooperman holds the Common Units for investment purposes. Mr. Cooperman intends from time to time to review his investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Units in particular, as well as other developments and other investment opportunities. Based upon such review, Mr. Cooperman may take such actions in the future as he deems appropriate in light of the circumstances existing from time to time, which may include further acquisitions of the Common Units or disposal of some or all of the Common Units currently owned by Mr. Cooperman or otherwise acquired by Mr. Cooperman, either in the open market or in privately negotiated transactions.

Mr. Cooperman does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Mr. Cooperman reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing).

CUSIP No. 04929Q102	13D	Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

(a) Mr. Cooperman may be deemed the beneficial owner of 4,428,176 Common Units, which constitutes approximately 15.2% of the total number of Common Units outstanding broken down as follows: 3,331,321 Common Units owned by Mr. Cooperman; 100,000 Common Units owned by Toby Cooperman; 100,000 Common Units owned by Michael S. Cooperman; 330,900 Common Units owned by the WRA Trust; 1,500 Common Units owned by the Family Fund; and 564,455 Common Units owned by the Foundation.

(b) Mr. Cooperman has voting power over all of the above Common Units.

(c) The following table details the transactions effected by Mr. Cooperman since and not included in the most recent filing of a Schedule 13D:

Date of Transaction	Type of Transaction	Number of Issuer Common Units	Price per Issuer Common Units	How the Transaction was Effected
April 27, 2016	Distribution of Warrant	564,455	See Section 11 on Page 2 hereof	Foundation acquired the Warrant. See Section 11 on Page 2 hereof.
March 9, 2016	Distribution of a PIK on the Issuer’s Series A Preferred Units convertible into Common Units.	4,234	See Section 11 on Page 2 hereof	Mr. Cooperman owns Issuer’s Series A Preferred Units that issued as paid-in kind distributions. See Section 11 on Page 2 hereof
April 8, 2016	Distribution of a PIK on the Issuer’s Series A Preferred Units convertible into Common Units.	25,459	See Section 11 on Page 2 hereof	Mr. Cooperman owns Issuer’s Series A Preferred Units that issued as paid-in kind distributions. See Section 11 on Page 2 hereof

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of Mr. Cooperman, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cooperman and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

 None.

CUSIP No. 04929Q102	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEON G. COOPERMAN

/s/ Alan M. Stark Insert Name

Attorney-in-Fact Duly authorized under POA effective as of March 1, 2013 and filed on May 20, 2013 Insert Title

April 28, 2016 Insert Date

Dated: April 28, 2016